Exhibit 99.13

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	27	04	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	2,097	18,555
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.09	£3.36

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Allen	Ordinary	451
Address
6 Cushla Monksland Athlone Co. Westmeath, Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Ms Anne Breen	Ordinary	723
Address
56 Coolevin Coosan Athlone Co. Westmeath, Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Alvin Byrne	Ordinary	1,084
Address
Golden Island Athlone Co. Westmeath Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr David Calt	Ordinary	180
Address
22 Woodlands Navan Co Meath Ireland
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Donal Cummins	Ordinary	1,355
Address
124 Royal Meadows Kilcock Co Kildare Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Ms Teresa Dawson	Ordinary	451
Address
15 Church Road Rathcoole Co Dublin Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Anthony Dowd	Ordinary	451
Address
Ballymurry Mount Temple Moate Co Westmeath, Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr John Doyle	Ordinary	451
Address
29 Cartron Drive Athlone Co Westmeath Ireland
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Richard Fitzpatrick	Ordinary	723
Address
Drumeanan More Aughnashellin Co. Leitrim Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Alan Flanagan	Ordinary	451
Address
107 Ardkeen Cavan Co. Cavan Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Derek Gorman	Ordinary	361
Address
Greenlea House Newtown Horsleap Moate Athlone, Co. Westmeath, Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Philip Gray	Ordinary	451
Address
5 Caislean Riada Coosan Athlone Co. Westmeath, Ireland
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Aidan Grogan	Ordinary	451
Address
14 Woodville Heath Athlone Co. Roscommon Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Seamus Gunning	Ordinary	361
Address
Carttontroy Athlone Co. Westmeath Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr John Hannon	Ordinary	903
Address
50 Cherry Drive Dooradoyle Limerick Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Thomas Kavangh	Ordinary	180
Address
Catalina Tullaghanstown Navan Co. Meath, Ireland
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Charles McCabe	Ordinary	451
Address
Rochestown Slane Co. Meath Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Enda McGowan	Ordinary	1,355
Address
45 Cloondara Ballisodare Co. Sligo Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Trevor McKeever	Ordinary	723
Address
Rathcoone Wilkinstown Nava Co. Meath, Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Austin Nevin	Ordinary	723
Address
Newtown Donore Naas Co. Kildare, Ireland
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Brian O'Grady	Ordinary	723
Address
Blennerville Tralee Co. Kerry Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Ms Dara O’Rilley	Ordinary	903
Address
2 Beechdrive Dublin Road Mullingar Co. Westmeath, Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr James Quine	Ordinary	903
Address
Downings Prosperous Naas Co. Kildare, Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Daniel Quinlan	Ordinary	587
Address
6 Caltragh Heights Sligo Co. Sligo Ireland
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Ryan	Ordinary	723
Address
Bally Donnell Thomastown Co. Kilkenny Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Justin Ryan	Ordinary	903
Address
59 Mallfield Thomastown Co. Kilkenny Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Patrick Sammon	Ordinary	903
Address
Isalndboy Athlone Co. Westmeath Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Stephen Sheridan	Ordinary	451
Address
63 Glenvale Ballyragget Co. Kilkenny Ireland
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr David Slattery	Ordinary	180
Address
21 Beechlawn Beaufort Place Navan Co. Meath, Ireland
UK postcode

Name	Class of shares allotted	Number allotted
Mr Colin Arnold	Ordinary	1,907
Address
34 Sunningdale Drive Salford 6 Manchester Greater Manchester
UK postcode M6 7PH

Name	Class of shares allotted	Number allotted
Miss Jennifer Margaret Clarke	Ordinary	190
Address
7 Westbourne Grove Ripon North Yorkshire
UK postcode HG4 2AH

Name	Class of shares allotted	Number allotted
	Ordinary
Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	8

Signed	/s/ M J White	Date 27/4/04
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform